EXHIBIT 99.3

Management’s Discussion and Analysis February 17, 2015

Management’s Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide administrative, technical, financial and other assistance.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world’s second-largest exporter of seaborne steelmaking coal, an important producer of copper and one of the world’s largest producers of mined zinc. We also produce lead, molybdenum, silver, and various specialty and other metals, chemicals and fertilizers. In addition, we own a 20% interest in the Fort Hills oil sands project, and interests in other significant assets in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 17, 2015 and should be read in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2014. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we, or our refers to Teck Resources Limited and its subsidiaries including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the U.S. See “Use of Non-GAAP Financial Measures” on page 40 for an explanation of these financial measures and reconciliation to the most directly comparable financial measure under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking information under the heading “Caution on Forward-Looking Information” on page 43, which forms part of this Management’s Discussion and Analysis.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2014 Management’s Discussion and Analysis

Business Unit Results
The table below shows a summary of our production of our major commodities for the last five years and estimated production for 2015.

Five-Year Production Record and Our Expected Share of Production in 2015

	Units
	(000’s)	2010	2011	2012	2013	2014	2015(2) estimate

Principal Products
Steelmaking coal	tonnes	23,109	22,785	24,652	25,622	26,691	27,000

Copper(1)	tonnes	313	321	373	364	333	350

Zinc
Contained in concentrate	tonnes	645	646	598	623	660	650
Refined	tonnes	278	291	284	290	277	285

Other Products
Lead
Contained in concentrate	tonnes	110	84	95	97	123	97
Refined	tonnes	72	86	88	86	82	88

Molybdenum contained in concentrate	pounds	8,557	10,983	12,692	8,322	5,869	6,250

Notes:
(1)
We include 100% of the production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)	Production estimate for 2015 represents the mid-range of our production guidance.

Teck 2014 Management’s Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$
	2014	% chg	2013	% chg	2012	2014	% chg	2013	% chg	2012

Coal (realized — $/tonne)	115	-23%	149	-23%	193	126	-18%	153	-21%	194
Copper (LME cash — $/pound)	3.11	-6%	3.32	-8%	3.61	3.43	–	3.42	-5%	3.61
Zinc (LME cash — $/pound)	0.98	+13%	0.87	-1%	0.88	1.08	+20%	0.90	+2%	0.88
Silver (LME PM fix — $/ounce)	19	-21%	24	-23%	31	21	-16%	25	-20%	31
Molybdenum (Platts(1) — $/pound)	11	+10%	10	-23%	13	12	+20%	10	-23%	13
Lead (LME cash — $/pound)	0.95	-2%	0.97	+3%	0.94	1.05	+5%	1.00	+6%	0.94
Exchange rate (Bank of Canada)
US$1 = CAD$	1.10	+7%	1.03	+3%	1.00
CAD$1 = US$	0.91	-6%	0.97	-3%	1.00

Notes:
(1)	Published major supplier selling price in Platts Metals Week.

Our revenue and gross profit before depreciation and amortization by business unit are summarized in the following table.
	Revenue			Gross Profit Before Depreciation and Amortization(1)
($ in millions)	2014	2013	2012	2014	2013	2012
Coal	$3,335	$4,113	$4,647	$913	$1,729	$2,405
Copper	2,586	2,853	3,142	1,177	1,391	1,601
Zinc	2,675	2,410	2,550	779	534	497
Energy	3	6	4	3	5	4
Total	$8,599	$9,382	$10,343	$2,872	$3,659	$4,507

Notes:
(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Teck 2014 Management’s Discussion and Analysis

Coal

In 2014, our coal operations produced a record 26.7 million tonnes of steelmaking coal, with sales of 26.2 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts going primarily to Europe and the Americas. Our proven and probable reserves of more than 1 billion tonnes of steelmaking coal position us to continue to meet global demand for many years. In addition, our measured and indicated resources now total over 3.6 billion tonnes and our inferred resources are approximately 2 billion tonnes of raw coal.

Our current production capacity is approximately 28 million tonnes. However, to align production rates with anticipated demand and to effectively manage inventories, we plan to produce 26.5 to 27.5 million tonnes of coal in 2015.

In 2014 we deferred the restart of our Quintette project, based on the near-term outlook for the market. This project is now fully permitted and able to proceed when market conditions improve, which would raise our total annual production capacity to approximately 31 million tonnes of coal per year. Our actual production will be matched to demand from our customers.

In 2014, our coal business unit accounted for 39% of revenue and 32% of gross profit before depreciation and amortization.

($ in millions)	2014	2013	2012

Revenue	$3,335	$4,113	$4,647
Gross profit before depreciation and amortization	$913	$1,729	$2,405

Production (million tonnes)	26.7	25.6	24.7
Sales (million tonnes)	26.2	26.9	24.0

Operations

Gross profit before depreciation and amortization declined in 2014, primarily due to significantly lower coal prices. Our average realized selling price in 2014 decreased to US$115 per tonne, compared with US$149 per tonne in 2013 and US$193 per tonne in 2012.

Coal sales volumes of 26.2 million tonnes in 2014 were our second highest on record due to strong demand from contract customers, sales to new customers, good spot sales and the capability of our logistics chain, which benefited from the expanded vessel loading capacity at Neptune Bulk Terminals.

Our 2014 production of 26.7 million tonnes increased by 1.1 million tonnes from 2013. This was due largely to the efficient operation of our mines, taking advantage of our recent investments in mining equipment and plant capacity.

Teck 2014 Management’s Discussion and Analysis

The cost of product sold in 2014, before transportation and depreciation charges, was $51 per tonne, compared with $50 per tonne in 2013. This cost containment was achieved despite significant increases in input costs, primarily through labour and equipment productivity improvements in mining, maintenance and processing, and further reductions in the consumption of key inputs and minimizing the use of contractors. These improvements occurred as part of an expanded cost reduction initiative across the company, which produced sustainable savings of $335 million over two years in the coal business unit.

Excluding transportation costs, we expect our annual cost of product sold to be in the range of $49 to $53 per tonne based on our current production plans, reflecting the continued focus on cost control at all our operating mines.

Capital spending in 2014 included $175 million for sustaining capital and $45 million for major enhancements to increase productive capacity.

Elk Valley Water Management
The Elk Valley Water Quality Plan (Plan), prepared in accordance with an Order issued by the British Columbia (B.C.) Minister of the Environment in April 2013, was completed and submitted to the B.C. Ministry of Environment in the second quarter of 2014. It was approved in the fourth quarter of 2014. It is intended to address the management of selenium as well as other substances released by mining activities throughout the Elk Valley watershed in the short, medium and long term. The Plan establishes water quality targets designed to be protective of the environment and human health while considering social and economic factors. The Plan was informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment, which included representatives from Teck, the U.S. Environmental Protection Agency, State of Montana, Ktunaxa Nation, other provincial and federal agencies, and an independent scientist. Input from the public, which was received through three phases of consultation, was also included in the development of the Plan.

The implementation of the Plan will initially involve the construction of three active water treatment facilities and diversions to reduce selenium and nitrates in the receiving environment. Previous cost estimates for water quality management contemplated total capital spending of approximately $600 million over a five-year period, including the $120 million already invested to build the facility at Line Creek Operations. In light of the approval of the Elk Valley Water Quality Plan, we expect capital spending over that period to remain in this range. We now expect our long-term costs of water management, including capital and operating costs, to average in the range of $4 per tonne of clean coal produced (assuming annual production of 27.5 million tonnes), which is a reduction from our previous guidance of $6 per tonne. In 2015, we expect to spend approximately $36 million (which is included in our estimate of coal-sustaining capital), as we are in the midst of pre-construction studies for the second water treatment plant contemplated by the Plan, at Fording River Operations. We expect construction of this water treatment plant to commence in 2016, when spending on the Plan is expected to reach long-term average levels. New technologies continue to be explored in an effort to reduce costs.

We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring of the regional environment to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially

Teck 2014 Management’s Discussion and Analysis

increase or decrease both capital and operating costs associated with water quality management.

Quintette Project
We received a Mines Act Permit Amendment for our Quintette project in northeast B.C. in June 2013, and all other required permits in order to restart in 2014. The feasibility study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. Quintette was placed on care and maintenance in early 2014, and the potential restart has been deferred until market conditions improve.

Rail
Rail transportation from our five steelmaking coal mines in southeast B.C. to our Vancouver port terminals is provided under a 10-year agreement with Canadian Pacific Railway (CP Rail) that commenced in April 2011. This agreement provides us with access to increased rail capacity to support our ongoing coal expansion and includes a commitment by CP Rail to invest capital to increase its capacity to transport coal. The eastbound agreement with CP Rail covering shipments to our North American customers expires at the end of February 2015. Discussions for contract extension have commenced. Our Cardinal River mine in Alberta is served by Canadian National Railway, who transports this product as required to our three ports on the west coast.

Port
A number of key initiatives have been undertaken to ensure that we have access to terminal loading capacity in excess of our planned shipments. Neptune Bulk Terminals, in which we have a 46% ownership interest, expanded its annual coal throughput capacity from 9 million tonnes to 12.5 million tonnes in 2013 with the addition of a new stacker reclaimer, with time spent in 2014 to integrate this capacity into supply chain operations. The air permit application for an expansion to 18.5 million tonnes was submitted to Metro Vancouver in December 2014. Metro Vancouver will review the application and determine the form of public consultation required and, following this process, a decision regarding approval is expected in 2015.

In addition, our contract with Westshore Terminals provides us with 19 million tonnes of annual capacity through to March 2021, and we have contracted capacity at Ridley Terminals near Prince Rupert to provide for production from our Cardinal River Operations in Alberta.

Sales
A major focus of our coal marketing strategy has been to maintain and enhance relationships with our traditional customers while establishing new customers in markets where long-term growth in steel production and demand for seaborne steelmaking coal will support our expansion efforts over the long term. We are continuing to build our existing customer base and to establish important new customer relationships in China, India and other market areas to assist in achieving our growth objectives. In 2014, we reduced our sales to China, diverting volume to market areas with higher demand growth. In 2015, we are expecting demand for seaborne steelmaking coal to continue to grow, led by traditional market areas in India and Eastern Europe.

Markets

This year was characterized by an oversupply of all grades of seaborne steelmaking coal, with prices at their lowest levels since 2007. We believe that such low pricing levels are unsustainable, and estimates indicate around one-third of seaborne steelmaking coal production is operating at negative cash margins. Despite growing demand, mostly from markets outside China, and more than 30 million tonnes of announced

Teck 2014 Management’s Discussion and Analysis

production curtailments, the market remained oversupplied. Contributing factors leading to the oversupply of steelmaking coal included increased production and exports from Australia and reduced imports by China, due to strong domestic production and destocking at the main importing seaports. The benchmark price for our highest quality products decreased from US$143 per tonne earlier in the year to US$117 per tonne for the first quarter of 2015.

Spot price assessments declined in the first quarter of 2014 and remained range-bound below US$115 per tonne, as illustrated in the first graph below. The move to shorter term pricing continued in 2014, with steelmakers continuing to price an increasing portion of coal purchases on a spot basis.

Expectations are that steel production will continue to increase in 2015 in a range similar to 2014, as a number of key market areas are showing signs of improving demand. Nevertheless, curtailment on the steelmaking coal supply side would be required to bring the market into a healthier balance.

The graphs below show key metrics affecting steelmaking coal sales: spot price assessments and quarterly benchmark pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Teck 2014 Management’s Discussion and Analysis

Copper

In 2014, we produced 333,000 tonnes of copper from our Highland Valley Copper Operations in B.C., from our 22.5% interest in Antamina in Peru, from Quebrada Blanca and Carmen de Andacollo in Chile, and from Duck Pond in Newfoundland. Our operations performed well in 2014, with copper production at each site falling within our most recent overall guidance of 330,000 to 340,000 tonnes. The mill optimization project at Highland Valley Copper, together with improved blast fragmentation, resulted in significant increases in mill throughput averaging 140,000 tonnes per day since the start-up of the new flotation plant in the second quarter, exceeding the average design capacity of 130,000 tonnes.

In 2015, we estimate copper production will be in the range of 340,000 to 360,000 tonnes, due mainly to higher grades at Highland Valley Copper as we mine through a higher grade phase of the Valley pit over the next 18 months. Antamina is expected to gradually increase production in 2015 as grades improve, which, together with higher production from Highland Valley Copper, is expected to more than offset declines from the closure of Duck Pond in mid-2015 and lower grades at Carmen de Andacollo. In 2016, copper production is expected to be closer to 2014 levels, with more normal grades at Highland Valley Copper, full closure of Duck Pond and further planned production declines at our Chilean operations.

In 2014, our copper operations accounted for 30% of our revenue and 41% of our gross profit before depreciation and amortization.

	Revenue			Gross Profit Before Depreciation and Amortization
($ in millions)	2014	2013	2012	2014	2013	2012

Highland Valley Copper	$943	$882	$1,012	$419	$408	$530
Antamina	659	822	897	450	596	682
Quebrada Blanca	375	422	499	118	121	115
Carmen de Andacollo	504	606	597	164	244	227
Duck Pond	96	113	130	16	19	42
Other	9	8	7	10	3	5
Total	$2,586	$2,853	$3,142	$1,177	$1,391	$1,601

	Production			Sales
(000’s tonnes)	2014	2013	2012	2014	2013	2012

Highland Valley Copper	121	113	116	124	112	117
Antamina	78	100	101	78	98	101
Quebrada Blanca	48	56	62	49	55	62
Carmen de Andacollo	72	81	80	74	83	77
Duck Pond	14	14	14	13	14	15
Total	333	364	373	338	362	372

Teck 2014 Management’s Discussion and Analysis

Operations

Highland Valley Copper
We have a 97.5% interest in Highland Valley Copper, located in south-central B.C. Gross profit before depreciation and amortization was $419 million in 2014, compared to $408 million in 2013 and $530 million in 2012. Gross profit in 2014 remained similar to a year ago, as higher production and sales volumes were mainly offset by lower copper prices. Highland Valley Copper’s 2014 production was 121,500 tonnes of copper in concentrate, compared to 113,200 in 2013. The increase was primarily due to higher mill throughput following the commissioning of the mill optimization project, offset by a slightly lower copper head grade and recovery. Molybdenum production was 15% lower than 2013 levels at 5.2 million pounds, due to both a lower head grade and recovery.

As a result of completion of the mill optimization project at the end of the first quarter of 2014, mill throughput averaged 140,000 tonnes per day for the last nine months of 2014, exceeding the design rate of 130,000 tonnes per day. Further process optimization efforts continue, but throughput rates and recoveries are dependent on the mix of ore sources. Highland Valley Copper is expected to produce between 100,000 and 150,000 tonnes of copper per year, depending on ore grades and hardness, for an average of 125,000 tonnes per year, until the end of the current expected mine life in 2026. Due to an increase in ore hardness as we mine the higher grade phase of the Valley pit, throughput is expected to decline to 130,000 tonnes per day in 2015.

Ore is currently mined from the Valley, Lornex and Highmont pits. The Valley pit is the main source of feed to the mill for the next 18 months while we continue the pre-stripping program to extend the Lornex pit, which will be an important feed source for the remainder of the current mine life. In 2014, work continued on defining resources in the Bethlehem area, and we commenced a prefeasibility study to assess the initial stage of a possible life extension of two to three years. Additional drilling and engineering studies are planned in 2015.

Highland Valley Copper’s production in 2015 is expected to increase to between 140,000 and 145,000 tonnes of copper and is then expected to be approximately 120,000 to 125,000 in 2016 as the current high-grade phase in the Valley pit is completed. Copper production in the first quarter of 2015 is expected to be similar to 2014 levels before increasing for the remainder of the year. Molybdenum production in 2015 is expected to be in the range of 4.0 to 4.5 million pounds contained in concentrate.

Antamina
We have a 22.5% interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). In 2014, our share of gross profit before depreciation and amortization was $450 million, compared with $596 million in 2013 and $682 million in 2012. The decline in gross profit in 2014 was primarily due to lower copper prices and significantly lower grades, as planned.

Antamina’s copper production (100% basis) in 2014 was 344,900 tonnes, compared to 443,000 tonnes in 2013. Zinc production decreased by 19% to 211,000 tonnes in 2014, primarily due to less copper-zinc ores being processed. Molybdenum production totalled 3.1 million pounds, which was 69% lower than in 2013, due to lower grades and recoveries.

Antamina is a complex deposit and grades can vary significantly, depending on which area of the open pit is

Teck 2014 Management’s Discussion and Analysis

being mined. As 2015 progresses, a gradual return to higher production is expected as a result of continued process improvements to enhance throughput rates, and higher grades due to mine sequencing and less low-grade stockpiled material being processed.

Our 22.5% share of Antamina’s 2015 production is expected to be in the range of 80,000 to 85,000 tonnes of copper, 50,000 to 55,000 tonnes of zinc and approximately 2 million pounds of molybdenum in concentrate. There will be a higher percentage of copper-zinc ores mined in the first half of the year, so zinc production is expected to be higher in the first half. Copper production for the first half of the year is expected to be similar to the previous quarter, but then increase for the second half.

Quebrada Blanca
Quebrada Blanca is located in northern Chile, 240 kilometres southeast of the city of Iquique. We own a 76.5% interest in Quebrada Blanca; the other shareholders are Inversiones Mineras S.A. (13.5%) and state-owned agency Empresa Nacional de Minería (ENAMI) (10%). ENAMI’s interest is a carried interest and, as a result, ENAMI is generally not required to contribute further funding to Quebrada Blanca. The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX-EW) process. Gross profit before depreciation and amortization was $118 million in 2014, compared with $121 million in 2013 and $115 million in 2012. Gross profit before depreciation and amortization was similar as a result of significant cost improvements, despite lower copper prices and lower production.

In 2014, Quebrada Blanca produced 48,000 tonnes of copper cathode, compared to 56,200 tonnes in 2013. Despite aging plant equipment and lower ore grades, the restructuring plan put in place for 2013 and a continued focus on cost reduction, infrastructure refurbishment and production performance has enabled plans for continued and profitable operation.

Production of approximately 45,000 to 50,000 tonnes of copper cathode is expected in 2015, similar to 2014. Grades are forecast to continue to decline as the supergene deposit is gradually depleted, but this is expected to be offset by an increase in throughput through the agglomeration and heap leach process.

Work progressed on updating the permits for the existing facilities for the supergene operation, with an anticipated mine life that has some cathode production extending into 2020. We submitted the Social and Environmental Impact Assessment (SEIA) for the supergene facilities to the regulatory authorities in the third quarter of 2014. The review, response and consultation process by the relevant regulatory agencies is in progress.

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine in Chile, which is located 350 kilometres north of Santiago. The remaining 10% is owned by ENAMI. Gross profit before depreciation and amortization was $164 million in 2014, compared with $244 million in 2013 and $227 million in 2012. Gross profit was lower in 2014 due to lower copper prices and production.

Carmen de Andacollo produced 67,500 tonnes of copper contained in concentrate in 2014, compared to 76,800 tonnes in 2013, as a result of lower grades and unplanned throughput disruptions, including a transformer failure in the third quarter. Copper cathode production was 4,300 tonnes in 2014, compared with 4,400 tonnes in 2013. Gold production, on a 100% basis, was lower at 47,500 ounces compared with 68,000 ounces in 2013, primarily due to lower grades. Pursuant to an agreement made in 2010, 75% of the gold

Teck 2014 Management’s Discussion and Analysis

produced is for the account of Royal Gold Inc.

Consistent with the mine plan, copper grades are expected to continue to gradually decline in 2015 and in future years. Carmen de Andacollo’s production in 2015 is expected to be in the range of 65,000 to 70,000 tonnes of copper in concentrate and approximately 4,000 tonnes of copper cathode. Cathode production has been extended to the end of 2015. Further extensions could be possible, depending on economics and ore sources available, including the possibility of reprocessing previous leached material.

Duck Pond
We own 100% of the Duck Pond underground copper-zinc mine located in central Newfoundland and Labrador. Duck Pond’s gross profit before depreciation and amortization was $16 million in 2014 compared to $19 million in 2013 and $42 million in 2012. Gross profit declined in 2014, primarily due to lower copper prices.

Copper production of 14,200 tonnes in 2014 was similar to the 2013 production of 14,000 tonnes. Weather-related disruptions in the first quarter were offset by increased ore availability and improved plant performance as the year progressed. Zinc production was 16,200 tonnes, compared with 12,700 tonnes of zinc production in 2013, as a result of improved grades.

Ore reserves are expected to be exhausted in the first half of 2015, and the mine will be permanently closed in July 2015.

Duck Pond’s production in 2015 is expected to be approximately 6,500 tonnes of copper and approximately 6,000 tonnes of zinc.

Quebrada Blanca Phase 2
Detailed design activities to support permitting for the Quebrada Blanca Phase 2 project continued in 2014, although at a slower pace, aligned with permitting activities. Optimization efforts are focused on capital reduction opportunities and mine planning using recent resource model updates.

We expect to resubmit the previously withdrawn SEIA for Quebrada Blanca Phase 2 once the SEIA for the existing supergene facility is approved, likely not before the fourth quarter of 2015. Additional environmental baseline work will be undertaken in 2015 to support this submission.

Relincho
A feasibility study was completed in the fourth quarter of 2013 on our 100% owned Relincho project in Chile, which concluded that developing a 173,000-tonnes-per-day concentrator and associated facilities would cost approximately US$4.5 billion (in August 2013 dollars, not including working capital or interest during construction), with an estimated mine life of 21 years, based on mineral reserves.

In 2015, we will continue to work on optimization studies for the Relincho project that will focus on capital and operating cost reductions, and explore other ways to enhance the value of the project.

Other Copper Projects
In 2014, focused engineering studies continued for our Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects. In the third quarter, an 18-month prefeasibility program commenced at our 50% owned Zafranal copper-gold project located in southern Peru.

Teck 2014 Management’s Discussion and Analysis

Our share of expenditures for the prefeasibility study, which is planned to continue through 2015, will be US$15 million.

In 2014, our CESL hydrometallurgical facility, located in Richmond, B.C., continued to advance the commercialization of our proprietary copper, nickel and copper-arsenic process technologies for internal and external opportunities. Further, CESL expanded its support of Teck’s hydrometallurgical and water-based process needs at a number of its core operations.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$3.11 per pound in 2014, down US$0.21 per pound from the 2013 average.

Demand for copper metal grew by 5.6% in 2014 to reach an estimated 21.8 million tonnes globally. Growth outside of China improved in several regions, with improved demand in the United States and relatively good growth in parts of Europe, albeit off a lower base. Growth in copper cathode demand in China in 2014 is estimated at 8%. A lack of available scrap, an increase in strategic reserves and good underlying demand combined to draw down bonded stocks in the face of cathode imports being up 16% and refined production being up 12% over last year.

Copper stocks in the LME, Shanghai and COMEX warehouses decreased 38.3% or 194,100 tonnes during the year. Total reported global stocks (which include producer, consumer, merchant and terminal stocks) stood at an estimated 19.8 days of global consumption versus the 25-year average of 28 days.

In 2014, global copper mine production increased 3.2% to reach 18.7 million tonnes. Copper scrap availability remained tight globally in 2014, with Chinese imports down a further 10% over the previous year. We expect that scrap demand will again outstrip scrap availability and therefore impact both raw material supply and refined cathode demand in 2015.

Production disruptions at mines continued to affect the market in 2014, with estimates of close to 1.3 million tonnes of planned production lost during the year. This was equivalent to an 8.1% reduction in overall production in comparison to the projected 11.3% increase at the beginning of the year.

Wood Mackenzie, a commodity research consultancy, is expecting a 4.4% increase in base case global mine production in 2015 to 14.8 million tonnes as mining projects continue to ramp up. Wood Mackenzie is also forecasting a net increase in planned smelter production of 5.8% to 18.4 million tonnes in 2015. Based on a history of mine production shortfalls combined with the difficulties in bringing new mine production to market on time, we continue to expect unplanned mine production disruptions to increase through 2015.

With global copper metal demand projected by Wood Mackenzie to increase by 3.9% in 2015, projected supply is expected to exceed demand slightly, moving the refined market into a small surplus. If mine production continues to disappoint in 2015 from current projections, the refined market could roughly balance or even slip into deficit in 2015. Although copper demand fundamentals remain positive for 2015, recent price declines are reflecting the weakness in oil prices and technical trading by hedge funds. With global metal stocks at well below historical averages, any disruption in production could reduce physical inventories further.

Teck 2014 Management’s Discussion and Analysis

Teck 2014 Management’s Discussion and Analysis

Zinc

We are one of the world’s largest producers of mined zinc, primarily from our Red Dog mine in Alaska, the Antamina mine in northern Peru, and our Pend Oreille mine in Washington state. Our metallurgical complex in Trail, B.C. is also one of the world’s largest integrated zinc and lead smelting and refining operations. In total, we produced 659,700 tonnes of zinc in concentrate, while our Trail Operations produced 277,400 tonnes of refined zinc in 2014. In 2015, we estimate production of zinc in concentrate to be in the range of 635,000 to 665,000 tonnes and production of refined zinc to be in the range of 280,000 to 290,000 tonnes.

In 2014, our zinc business unit accounted for 31% of revenue and 27% of gross profit before depreciation and amortization.

	Revenue			Gross Profit Before Depreciation and Amortization
($ in millions)	2014	2013	2012	2014	2013	2012

Red Dog	$1,240	$874	$892	$638	$418	$440
Trail Operations	1,699	1,751	1,865	142	112	59
Other	11	13	7	(1)	4	(2)
Inter-segment sales	(275)	(228)	(214)	–	–	–
Total	$2,675	$2,410	$2,550	$779	$534	$497

	Production			Sales
(000’s tonnes)	2014	2013	2012	2014	2013	2012

Refined zinc
Trail Operations	277	290	284	277	294	287

Contained in concentrate
Red Dog	596	551	529	594	504	510
Other business units	64	72	69	63	74	68
Total	660	623	598	657	578	578

Operations

Red Dog
Red Dog, located in northwest Alaska, is one of the world’s largest zinc mines. Red Dog’s gross profit before depreciation and amortization in 2014 was $638 million, compared with $418 million in 2013 and $440 million in 2012. The higher 2014 gross profit was mainly due to higher zinc prices and increased sales volumes as a result of record production.

In 2014, zinc production at Red Dog was 596,000 tonnes compared to 551,300 tonnes in 2013. Annual mill throughput was a record high at 4.3 million tonnes in 2014. This was due to softer baritic ore, increasing throughput at slightly lower grades, which, combined with improved recoveries, resulted in the higher zinc production. Lead production in 2014 was 122,500 tonnes, compared to 96,700 in 2013, due to higher mill throughput.

Teck 2014 Management’s Discussion and Analysis

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a 30% royalty of net proceeds of production to NANA. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment occurring in 2017. The NANA royalty charge in 2014 was US$195 million, compared with US$120 million in 2013. NANA has advised us that it ultimately shares approximately 62% of the royalty, net of allowable costs, with other Regional Alaska Native corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s production of contained metal in 2015 is expected to be in the range of 540,000 to 565,000 tonnes of zinc and 90,000 to 95,000 tonnes of lead.

Pend Oreille
Pend Oreille, located in Washington state, was successfully restarted on time and under budget in December 2014. We expect the mine to reach full production in the second quarter of 2015. Based on current reserves, the mine has an expected mine life of five years at a production rate of 44,000 tonnes of zinc in concentrate per year.

We expect 2015 production to be approximately 40,000 tonnes of zinc in concentrate.

Trail Operations
Our Trail Operations in B.C. is one of the world’s largest fully integrated zinc and lead smelting and refining complexes. It also produces a variety of precious and specialty metals, chemicals and fertilizer products. Teck has a two-thirds interest in the Waneta hydroelectric dam as well as ownership of the related transmission system. The Waneta Dam provides low-cost, clean, renewable power to the metallurgical operations.

Trail Operations contributed $142 million to gross profits before depreciation and amortization in 2014, compared with $112 million in 2013 and $118 million (before a one-time $59 million labour settlement charge) in 2012.

Refined zinc production totalled 277,400 tonnes in 2014, compared with 290,100 tonnes the previous year, as a result of reduced acid plant reliability prior to the new plant coming online in the second quarter, as well as roaster stability issues that have since been resolved.

Refined lead production decreased slightly from 2013 to 82,100 tonnes, while silver production decreased to 21.0 million ounces in 2014 compared with 22.8 million ounces in 2013. The decreased production was partially due to the planned shutdown of the lead smelter facilities for 36 days in the fourth quarter to conduct scheduled maintenance work in the KIVCET furnace and related equipment.

Teck 2014 Management’s Discussion and Analysis

Our recycling process treated 41,200 tonnes of material during the year, and we plan to treat about 44,000 tonnes in 2015. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries, fluorescent light bulbs and other post-consumer waste through our recycling program.

Construction was completed on the new acid plant, which replaced two existing plants and has delivered enhanced operating reliability and flexibility as well as improved environmental performance.

In 2015, we expect to produce in the range of 280,000 to 290,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.

Markets

Zinc prices on the LME averaged US$0.98 per pound for the year, up US$0.11 per pound from the 2013 average.

In 2014, global mine production grew by 1.1% to 13.1 million tonnes of contained zinc, while global refined production rose by 3.3% to 13.4 million tonnes. As a result of this, we believe the global concentrate market recorded a modest deficit in 2014, equivalent to less than 2% of global mine production.

In 2015, we expect that the closures of large long-life mines that began in 2013 with the Brunswick and Perseverance mines will continue with anticipated closures of the Century and Lisheen mines. These closures are expected to reduce annual global mine production by more than 1 million tonnes of contained zinc, and while we expect zinc mine production to continue to grow in 2016, the growth is not anticipated to be sufficient to meet world demand for zinc metal.

In 2014, global zinc metal consumption was 13.9 million tonnes, which was an increase of 4.4% over 2013 levels. Metal premiums remained well supported in North America and Asia as a result of good demand growth and limited access to metal stocks. LME stocks fell by 241,875 tonnes, a 24% decline from 2013 levels, and finished the year at 691,600 tonnes. We estimate that total reported global stocks (which include producer, consumer, merchant and terminal stocks) fell by approximately 345,000 tonnes in 2014 and at year-end were 1.3 million tonnes, representing an estimated 35 days of global consumption compared to the 25-year average of 42 days.

Wood Mackenzie believes that 2015’s global zinc concentrate production will grow 7.0% over 2014, while smelter production will be limited to a 6.3% increase over 2014 to 14.1 million tonnes, even with improved capacity utilization in China. They are also forecasting an increase in global zinc demand of 4.5% to 14.5 million tonnes, exceeding current estimates for global supply, keeping the refined market in deficit and further reducing global stockpiles of zinc metal.

Teck 2014 Management’s Discussion and Analysis

Teck 2014 Management’s Discussion and Analysis

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area. Our proven and probable reserves totalled 614 million barrels and our contingent bitumen resources totalled 3.1 billion barrels at the end of 2014. These valuable long-term assets are located in a politically stable jurisdiction and are expected to be mined using conventional technologies that build on our core skills in large-scale truck and shovel operations.

We recognize that there are concerns over the potential environmental effects of developing oil sands projects. We are researching methods to improve extraction and processing to enhance the sustainability of our projects. We are proud to be one of the founding members of Canada’s Oil Sands Innovation Alliance (COSIA) and are encouraged by the progress of the industry towards improving environmental performance, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation.

In January 2015, we increased our interest in the Wintering Hills Wind Power Facility to 49%, and we continue to examine opportunities to enhance our renewable energy portfolio.

The disclosure that follows includes references to reserves and contingent bitumen resource estimates. Further information on these estimates, the related risks and uncertainties, and contingencies that prevent the classification of resources as reserves is set out in our most recent Annual Information Form, which is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and under cover of Form 40-F on the EDGAR section of the Securities Exchange Commission (SEC) website at www.sec.gov. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Fort Hills Oil Sands Project
The Fort Hills oil sands project is located approximately 90 kilometres north of Fort McMurray in northern Alberta. We hold a 20% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands project, with 39.2% held by Total E&P Canada Ltd. (Total) and the remaining 40.8% held by Suncor Energy Inc. (Suncor). An affiliate of Suncor is the operator of the project.

Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. Our share of costs for 2014 was $616 million, including our earn-in commitments. We are required to contribute 27.5% of project costs until aggregate project spending since the date of our earn-in agreement reaches $7.5 billion, which we expect will occur in the second quarter of 2015. Our share of project costs will be 20% thereafter. Engineering activity is progressing well, and is now over 65% complete. The capital cost and schedule outlook have not changed since we announced the project sanction on October 30, 2013. Based on Suncor’s project cost estimates, our portion of the fully escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014–2017).The gross overall project costs for all partners since the project restart in 2011 are estimated by Suncor at a capital intensity of approximately $84,000 per daily flowing barrel of bitumen, which is within the range of similar recent oil sands projects.

Teck 2014 Management’s Discussion and Analysis

At December 31, 2014, our best estimate of our 20% share of the proven and probable reserves at Fort Hills is 614 million barrels, and our best estimate of our share of the incremental contingent bitumen resource is 28 million barrels.

The project is scheduled to produce first oil as early as the fourth quarter of 2017 and is expected to achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months of commissioning. The Fort Hills partners have contracted with Enbridge to provide diluent pipeline capacity to Fort Hills and diluted bitumen pipeline capacity to Hardisty, Alberta, where Teck will deliver its pro-rata share of Fort Hills production. Teck is currently reviewing options, which may include the use of pipelines from Hardisty or rail to access U.S. Gulf Coast refineries and tidewater ports, to sell diluted bitumen to the North American and overseas markets. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.

While capital costs for oil sands mining projects are significant, Fort Hills’ operating costs, including sustaining capital, are expected to average under $30 per barrel of bitumen over the life of the project. The bitumen produced sells at a discount to crude oil prices, which fluctuate based on bitumen supply, heavy oil refining capacity and other factors.

Frontier Project
We hold a 100% interest in the Frontier project, which is located about 10 kilometres northwest of the Fort Hills oil sands project in northern Alberta. In November 2011, the Frontier project application was submitted to regulators. We have subsequently responded to three rounds of supplemental information requests, and review of the application continues with the provincial and federal regulators. The regulatory review period is expected to continue into the second half of 2015, making 2016 the earliest an approval decision is expected.

In 2014, we completed an exploration program at Frontier to provide additional data to support the regulatory review process and ongoing engineering work.

As of December 31, 2014, our best estimate of contingent bitumen resources for the Frontier project is approximately 3.05 billion barrels. The project has been designed for a total nominal production of approximately 260,000 bpd of bitumen.

Lease 421 Area
We hold a 50% interest in the Lease 421 Area, which is located east of the Fort Hills project in northern Alberta. Imperial Oil and ExxonMobil jointly own the remaining 50%. To date, a total of 89 core holes have been completed in the Lease 421 Area.

Wintering Hills Wind Power Facility
Wintering Hills Wind Power Facility is located near Drumheller, Alberta. In January 2015, we increased our interest in Wintering Hills to 49% for a payment of $33 million, with Suncor, the project operator, holding the remaining 51%. Our 30% share of power generation from Wintering Hills in 2014 was 83 GWh, enough power to provide 53,000 tonnes of CO2-equivalent credits. Our share of expected power generation in 2015 is 135 GWh, although actual generation will depend on weather conditions and other factors.

Teck 2014 Management’s Discussion and Analysis

Exploration

Throughout 2014, we conducted exploration around the world through our nine regional offices. Expenditures of $60 million in 2014 were focused on copper, zinc and gold opportunities.

Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines.

Our copper exploration is focused on porphyry copper deposits and, during 2014, we drilled several porphyry copper projects in Canada, Chile and Peru. Significant exploration work was focused in and around our existing operations and advanced projects in 2014. At our Highland Valley Copper Operations in Canada, we completed 30 kilometres of drilling primarily focused on copper mineralization adjacent to the historical Bethlehem pits. In 2015, we plan to drill copper projects in Canada, Chile, Peru and Turkey, and continue to explore around our existing operations and advanced projects.

Zinc exploration remains focused on four areas: the Red Dog mine district in Alaska, central B.C., northeastern Australia, and Ireland. In Alaska, Australia and Canada, the target type is a large, high-grade, sediment-hosted deposit similar to major world-class deposits such as Red Dog in Alaska and Century or McArthur River in Australia. In 2014, we completed an additional five holes to follow up the 2013 discovery at the Teena prospect on the Reward project in Australia, a joint venture with Rox Resources Limited, in which Teck is earning up to a 70% project interest. We also continued to drill on the Noatak project near our existing Red Dog mine, where we have been testing high-quality targets with promising results. Exploration programs will continue in these regions in 2015.

In addition to exploring for copper and zinc, we are exploring for, and looking to partner in, new gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration activity in select jurisdictions. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies, then capture value through periodic divestitures. Our current exploration efforts and drill testing for gold are primarily focused in Turkey, Canada and Peru. In 2014, we had more encouraging results from several discoveries at the TV Tower project in Turkey, a joint venture with Pilot Gold Inc.

Teck 2014 Management’s Discussion and Analysis

Financial Overview

Financial Summary
($ in millions, except per share data)	2014	2013	2012

Revenue and profit
Revenue	$8,599	$9,382	$10,343
Gross profit before depreciation and amortization(1)	$2,872	$3,659	$4,507
EBITDA(1)	$2,348	$3,153	$3,295
Profit attributable to shareholders	$362	$961	$1,068

Cash flow
Cash flow from operations	$2,278	$2,878	$3,418
Property, plant and equipment expenditures	$1,498	$1,858	$1,700
Capitalized production stripping costs	$715	$744	$732
Investments	$44	$325	$758

Balance sheet
Cash balances	$2,029	$2,772	$3,267
Total assets	$36,839	$36,183	$35,055
Debt, including current portion	$8,441	$7,723	$7,195

Per share amounts
Profit attributable to shareholders
Basic	$0.63	$1.66	$1.82
Diluted	$0.63	$1.66	$1.82
Dividends declared per share	$0.90	$0.90	$0.85

Notes:
(1)	Gross profit before depreciation and amortization and EBITDA are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, at negotiated prices under term contracts or on a spot basis. Prices for our products, particularly for exchange-traded commodities, can fluctuate significantly and that volatility can have a material effect on our financial results.

Exchange rate movements can have a significant effect on our results and cash flows, as a significant portion of our operating costs are incurred in Canadian and other currencies, and most of our revenue and debt are denominated in U.S. dollars. We report our financial results in Canadian dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar.

Profit attributable to shareholders for 2014 was $362 million, or $0.63 per share. This compares with $961 million or $1.66 per share in 2013, and $1.1 billion or $1.82 per share in 2012, which included $784 million of after-tax debt refinancing charges.

Teck 2014 Management’s Discussion and Analysis

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. These are described below and summarized in the table that follows.

In 2014, the only significant unusual item was a $58 million non-cash tax charge primarily as a result of a Chilean tax reform bill being signed into law. In 2013, unusual items were minimal. In 2012, our profit included $784 million of after-tax refinancing charges related to debt refinancing transactions completed during the year, $70 million of collective agreement charges, $39 million of gains on asset sales and $98 million of gains on various derivatives.

The table below shows the effect of these items on our profit.

($ in millions, except per share data)	2014	2013	2012

Profit attributable to shareholders	$362	$961	$1,068

Add (deduct) the after-tax effect of:
Asset sales and provisions	20	(9)	(39)
Foreign exchange losses	8	11	20
Derivative losses (gains)	4	–	(98)
Financing items	–	–	784
Collective agreement charges	–	–	70
Asset impairments and other	–	31	–
Tax items	58	10	(29)

Adjusted profit(1)	$452	$1,004	$1,776

Adjusted earnings per share(1)	$0.78	$1.74	$3.03

Notes:
(1)	Adjusted profit and adjusted earnings per share are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Cash flow from operations in 2014 was $2.3 billion, compared with $2.9 billion in 2013 and $3.4 billion in 2012. The decline in cash flow from operations is mainly due to changes in sales volumes and commodity prices.

At December 31, 2014, our cash balance was $2.0 billion. Total debt was $8.4 billion and our net debt to net debt-plus-equity ratio was 25%, compared with 21% at December 31, 2013 and 18% at the end of 2012.

Gross Profit

Our gross profit is made up of our revenue less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are steelmaking coal, copper and zinc, which accounted for 39%, 27% and 18% of revenue respectively in 2014. Silver and lead are significant byproducts of our zinc operations, accounting for 7% and 4% each, respectively, of our 2014 revenue. We also produce a number of other byproducts including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 5% of our revenue in 2014.

Teck 2014 Management’s Discussion and Analysis

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $8.6 billion in 2014, compared with $9.4 billion in 2013 and $10.3 billion in 2012. The reduction in 2014 revenue was due mainly to lower commodity prices, especially for steelmaking coal prices, partially offset by increased volumes of zinc in concentrate and higher zinc prices. The reduction in 2013 over 2012 was due mainly to lower commodity prices, partially offset by increased sales volumes of steelmaking coal and a stronger U.S. dollar.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies and concentrate purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, it affects profitability and, ultimately, our royalty expenses.

In the second half of 2012 we implemented a cost reduction program at all of our sites, which has exceeded our initial goals, with $640 million of annualized reductions realized to date.

Our cost of sales was $7.1 billion in 2014, compared with $7.0 billion in 2013 and $6.8 billion in 2012. Cost of sales increased in 2014 from 2013 primarily due to higher depreciation and royalty expenses. This was partly

Teck 2014 Management’s Discussion and Analysis

offset by reduced concentrate purchase costs at our Trail Operations, due to lower production levels and reduced silver processed as a result of the planned 35-day shutdown of the KIVCET lead smelter, as well as savings arising from our cost reduction program. Depreciation expense rose by $111 million, as depreciation started in 2014 on Highland Valley Copper’s mill optimization project and on Antamina’s major mine expansion project, in addition to increasing amortization of capitalized production stripping costs. Royalty costs increased by $90 million at Red Dog Operations due to higher revenue linked to rising zinc prices and increased sales volumes.

Comparing 2013 with 2012, the higher costs were due primarily to substantially higher coal sales volumes and higher depreciation and amortization expense. Coal sales volumes increased by 2.9 million tonnes in 2013, which accounted for $275 million of the increase. Depreciation and amortization expense was $250 million higher than in 2012, partly as a result of increasing amortization of capitalized production stripping costs and due to the effect of the higher coal sales volumes. These items were partially offset by the results of our cost reduction program and by a $90 million reduction in operating costs at Quebrada Blanca Operations as a result of the restructuring plan we put in place in 2013. In addition, there was no labour agreement settlement charge in 2013, compared with $103 million incurred in 2012.

Other Expenses

($ in millions)	2014	2013	2012

General and administration	$119	$129	$137
Exploration	60	86	102
Research and development	20	18	19
Other operating expense (income)	281	216	24
Finance income	(4)	(13)	(33)
Finance expense	304	339	510
Non-operating expense (income)	21	6	848
Share of losses of associates	3	2	10
	$804	$783	$1,617

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and development expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final settlement pricing adjustments (which are further described in the next paragraph), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2014 include $130 million of negative pricing adjustments, $32 million on environmental costs, $18 million on asset write-downs and $12 million for share-based compensation. Significant items in 2013 included $62

Teck 2014 Management’s Discussion and Analysis

million of negative pricing adjustments, $33 million on asset write-downs, $27 million on environmental costs and a $22 million expense for share-based compensation. Items in 2012 included $24 million from gains on the sale of assets, $45 million of positive pricing adjustments and a $34 million expense for share-based compensation.

Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when the rights, obligations, risks and benefits of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The table below outlines our outstanding receivable positions, which were provisionally valued at December 31, 2014 and 2013, respectively.

	Outstanding at		Outstanding at
	December 31, 2014		December 31, 2013
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	208	2.86	135	3.35
Zinc	117	0.99	109	0.94

Our finance expense includes the interest expense on our debt, financing fees and amortization, and the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense increased in 2014 due to the effect of the stronger U.S. dollar, as all of our debt and related interest expense is U.S. dollar denominated. This was offset by additional capitalized interest in 2014 that totalled $183 million, compared with $134 million in 2013. Changes in the Fort Hills project agreements in the fourth quarter of 2013 changed the basis of accounting for the project and, as a result, we now capitalize interest relating to our investment in the Fort Hills oil sands project.

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange gains or losses, debt refinancing costs, realized gains or losses on marketable securities, and gains and losses on the revaluation of the call options on certain of our high-yield notes that were refinanced in 2012. In 2014, other non-operating income included $8 million for provisions on marketable securities and $9 million of foreign exchange losses. In 2013, other non-operating income included $42 million of gains on the sale of various investments, $32 million of provisions taken against various marketable securities and $12 million of foreign exchange losses. 2012 included $965 million of charges related to debt refinancing activities described in more detail below under the heading “Financing Activities”, $119 million of gains on the revaluation of the call options on our high-yield notes prior to their settlement and $29 million of gains on the sale of various investments.

Until October 29, 2013, we accounted for our investment in the Fort Hills Energy Limited Partnership using the equity method. As a result of changes made to the agreements governing the project at the time of

Teck 2014 Management’s Discussion and Analysis

project sanction, we are now accounting for our investment in Fort Hills by recording our share of the assets, liabilities, revenue, expenses and cash flows. The majority of the activities on this project to date relate to capital expenditures, rather than expenditures that affect profit.

Income and resource taxes were $342 million, or 47% of pre-tax profit. Our tax rate was affected by Chilean and Peruvian tax reform in 2014, which together resulted in a deferred tax expense of $37 million. In addition, a settlement with the Canada Revenue Agency regarding the treatment of gains realized in 2008 on the sale of our interest in Fording Canadian Coal Trust resulted in an additional charge of $21 million. Without these items, our combined income and resource taxes would be $284 million and our effective tax rate would be 39%. This rate is higher than the Canadian statutory income tax rate of 26% due mainly to the effect of resource taxes and higher taxes in foreign jurisdictions, including withholding taxes. The effect of resource taxes and higher taxes in foreign jurisdictions tends to be magnified in periods when our operating earnings are lower relative to our administrative and finance charges. This occurs because these costs are incurred in Canada and because resource taxes are based on profits before these costs.

Profit attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Highland Valley Copper, Quebrada Blanca, Carmen de Andacollo and Elkview mines.

Financial Position and Liquidity

Our financial position and liquidity remain strong. Our outstanding debt was $8.4 billion at December 31, 2014 compared with $7.7 billion at the end of 2013 and $7.2 billion at the end of 2012. As substantially all of our debt is denominated in U.S. dollars, the increase is due primarily to the strengthening of the U.S. dollar that occurred in 2014.

Our debt positions and credit ratios are summarized in the following table.

	December 31,	December 31,	December 31,
	2014	2013	2012

Term notes	$7,132	$7,124	$7,119
Other	144	137	113
Total debt (US$ in millions)	$7,276	$7,261	$7,232

Canadian $ equivalent at year-end exchange rate	8,441	7,723	7,195
Less cash balances	(2,029)	(2,772)	(3,267)
Net debt	$6,412	$4,951	$3,928

Debt to debt-plus-equity	31%	29%	29%
Net debt to net debt-plus-equity	25%	21%	18%
Average interest rate at year-end	4.8%	4.8%	4.8%

At December 31, 2014, the weighted average maturity of our consolidated indebtedness is approximately 14 years and the weighted average coupon rate is approximately 4.8%.

The cost of funds under our credit facilities depends in part on our credit ratings. Moody’s currently rates us at Baa2 with a negative outlook, Standard & Poor’s rates us at BBB- with a stable outlook, Dominion Bond Rating Service rates us as BBB with a negative trend and Fitch Ratings rates us as BBB with a negative

Teck 2014 Management’s Discussion and Analysis

outlook. These are all investment grade credit ratings. The costs under our credit facilities would change if certain of our credit ratings were to change.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which US$3 billion is currently available.

Operating Cash Flow
Cash flow from operations was $2.3 billion in 2014, compared with $2.9 billion in 2013 and $3.4 billion in 2012. The decreases in 2014 and 2013 compared to 2012 were due mainly to lower gross profits at our coal and copper operations from lower commodity prices, particularly steelmaking coal.

Investing Activities
Capital expenditures were $1.5 billion in 2014 and included $511 million on sustaining capital, $165 million on major enhancement projects and $822 million on new mine development. In addition, $715 million was spent on production stripping activities.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Subtotal	Capitalized Stripping	Total

Coal	$175	$45	$15	$235	$443	$678
Copper	170	90	97	357	225	582
Zinc	154	30	8	192	47	239
Energy	–	–	702	702	–	702
Corporate	12	–	–	12	–	12
	$511	$165	$822	$1,498	$715	$2,213

The largest components of sustaining capital expenditures were $175 million at our coal operations, primarily related to equipment replacement and the water quality plan to reduce selenium levels in mine discharge water; $126 million at Trail Operations, which included $49 million on construction of a new acid plant that replaced an aging facility and $48 million on the KIVCET furnace rebuild; $47 million each at Highland Valley Copper and for our share of spending at Antamina; and $52 million at Quebrada Blanca.

Major enhancement expenditures included $83 million at Highland Valley Copper, primarily for the completion of the mill optimization project, and $44 million at Teck Coal to increase production capacity to 28 million tonnes.

New mine development included $75 million for Quebrada Blanca’s Phase 2 hypogene project, $16 million for Relincho, $15 million for the potential restart of the Quintette project prior to being put on care and maintenance due to unfavourable market conditions, $616 million for our share of spending on the Fort Hills project and $74 million on the Frontier oil sands project.

Investments in 2014 were $44 million and included various investments in publicly traded marketable securities. Investments in 2013 included $244 million for our share of the Fort Hills project until October 29, 2013. Beginning October 30, 2013, we began accounting for our investment in Fort Hills as a joint operation, resulting in our share of the project costs being included as part of our capital expenditures. Investments in

Teck 2014 Management’s Discussion and Analysis

2012 were $432 million for the acquisition of SilverBirch Energy Corporation, which gave us full ownership of the Frontier oil sands project, including the Equinox property, $197 million for interests in a number of publicly traded companies and $122 million for our share of the costs of our equity accounted investment in Fort Hills.

Cash proceeds from the sale of assets and investments were $34 million in 2014, $502 million in 2013 and $51 million in 2012. In 2012, we sold various small non-core mining properties.

Financing Activities
We had no significant financings in 2014, but we did increase the amount of our U.S. dollar revolving line of credit to US$3 billion, all of which was undrawn at the end of the year.

In 2012, we issued US$2.75 billion of long-term notes and used the proceeds to redeem the remaining outstanding balance of the various high-yield notes issued in 2009 and to repay the US$200 million notes due in September 2012.

Class B subordinate voting shares repurchased for cancellation pursuant to normal course issuer bids included 200,000 shares at a cost of $5 million in 2014, 6.1 million shares for $176 million in 2013 and 3.9 million shares for $129 million in 2012.

Quarterly Earnings and Cash Flow

($ in millions except per share data)	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,256	$2,250	$2,009	$2,084	$2,376	$2,524	$2,152	$2,330
Gross profit	416	412	295	405	546	597	582	701
EBITDA	582	651	558	557	766	815	670	902
Profit attributable to shareholders	129	84	80	69	232	267	143	319
Earnings per share	$0.23	$0.14	$0.14	$0.12	$0.40	$0.46	$0.25	$0.55
Cash flow from operations	$743	$554	$436	$545	$769	$656	$690	$763

Gross profit before depreciation and amortization from our coal business unit declined by $118 million in the fourth quarter, compared with a year ago, primarily due to lower coal prices. The average realized coal price of US$110 per tonne was 23% lower than the fourth quarter of 2013 and reflects oversupplied steelmaking coal market conditions. The favourable effect of a stronger U.S. dollar in the fourth quarter partly offset the lower coal price, which weakened by 17% in Canadian dollar equivalent terms compared with the same period a year ago. Coal production in the fourth quarter of 6.8 million tonnes rose by 2% compared with the same period a year ago and set a new fourth quarter record for the business unit. There was potential for higher production rates to have been achieved; however, rail movement of coal to Vancouver ports has been underperforming and limiting our production rates since late November. This led to temporary shutdowns at a number of the mines due to high site inventory levels in December.

Gross profit before depreciation and amortization from our copper business unit decreased by $110 million in the fourth quarter compared with a year ago. This was primarily due to lower sales volumes and lower copper prices in the quarter. These items were partially offset by the positive effect of the stronger U.S. dollar. Copper production declined 22,000 tonnes compared to a year ago primarily due to lower ore grades.

Teck 2014 Management’s Discussion and Analysis

Our share of Antamina’s copper production decreased by 10,400 tonnes, primarily due to significantly lower ore grades, as anticipated in the mine plan. Copper production at Highland Valley Copper was 4,200 tonnes lower than a year ago due to lower grades and recoveries, partially offset by a significant increase in mill throughput. Quebrada Blanca’s copper production declined 3,700 tonnes due to lower grades and less dump leach material processed while copper production declined 3,000 tonnes at Carmen de Andacollo primarily as a result of both lower grades and lower mill throughput due to harder ore and unplanned maintenance downtime.

Gross profit before depreciation and amortization from our zinc business unit increased by $110 million in the fourth quarter compared with a year ago and was primarily attributable to our Red Dog Operations. Contributing to the increased gross profit was a 17% rise in zinc prices, the favourable effect of the stronger U.S. dollar and a 21% increase in both zinc and lead sales volumes from Red Dog. Refined zinc production from our Trail Operations increased by 6% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, which led to higher throughput. At Red Dog, zinc in concentrate production rose by 9% as mill throughput increased as a result of processing softer, more favourable ore types in the quarter.

Profit attributable to shareholders was $129 million, or $0.23 per share, in the fourth quarter compared with $232 million, or $0.40 per share, in the same period last year. The decline in profit was primarily due to significantly lower coal prices and a decline in copper sales volumes and prices. Cash flow from operations, before working capital changes, was $522 million in the fourth quarter compared with $636 million a year ago, with the reduction primarily due to significantly lower coal prices.

Outlook

We continue to experience challenging markets for our products, and prices for some of our products have declined significantly in 2014. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, increased supply from Australian mines has put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favourable, the weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. For the 12 months to December 31, 2014, the U.S. dollar strengthened by approximately 9% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars. Following year-end and to the date of this report, the U.S. dollar has strengthened by a further 9% against the Canadian dollar.

We have approved an estimated $2.9 billion on the development of the Fort Hills oil sands project, of which approximately $1.1 billion has been expended cumulative to date. We have access to cash and credit lines, which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile, and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Commodity Prices and 2015 Production
Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have

Teck 2014 Management’s Discussion and Analysis

a moderating effect on the growth in future production for the industry as a whole. We believe that over the longer term, the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2015 mid-range production estimates and a Canadian/U.S. dollar exchange rate of $1.20, the estimated sensitivity of our annual profit attributable to shareholders to the U.S. dollar exchange rate and the indicated changes in commodity prices, before pricing adjustments, is as follows:

	2015 Mid-Range		Estimated	Estimated
	Production		Effect	Effect on
	Estimates(1)	Change	on Profit(2)	EBITDA(2)

US$ exchange		CAD$0.01	$32 million	$52 million
Coal (000’s tonnes)	27,000	US$1/tonne	$21 million	$32 million
Copper (tonnes)	350,000	US$0.01/lb	$5 million	$8 million
Zinc (tonnes)(3)	935,000	US$0.01/lb	$8 million	$12 million

Notes:
(1)	All production estimates are subject to change based on market and operating conditions.
(2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Zinc includes 285,000 tonnes of refined zinc and 650,000 tonnes of zinc contained in concentrate.

The decline in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of lower commodity prices, which are all denominated in U.S. dollars.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations may have some effect on our 2015 profit, as most our U.S. dollar debt is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations.

Steelmaking coal prices continue to trade at unsustainably low long-term levels and are currently trading at prices approximately 7% lower than 2014 averages. Copper prices to date in 2015 are trading approximately 15% below 2014 average prices, while zinc prices have been trading at similar levels to 2014 average prices. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2015, has averaged approximately $1.22 against the U.S. dollar, compared with $1.10 on average for 2014.

Our coal production in 2015 is expected to be in the range of 26.5 to 27.5 million tonnes. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans. Our current production capacity is approximately 28 million tonnes, but our actual production will ultimately depend on demand from our customers.

Our copper production for 2015 is expected to increase and be in the range of 340,000 to 360,000 tonnes, compared with 333,100 tonnes produced in 2014. Highland Valley Copper is expected to increase their production by approximately 20,000 tonnes as a result of the mining of higher ore grades. Antamina is expected to gradually increase production as grades improve in the second half. These increases are expected to offset declines from the closure of Duck Pond, with overall a weaker first quarter, but a strong final quarter in the year. However, most of the increased copper production is expected in the last half of the year.

Teck 2014 Management’s Discussion and Analysis

Our zinc in concentrate production in 2015 is expected to be in the range of 635,000 to 665,000 tonnes, compared with 660,000 tonnes produced in 2014. Red Dog’s production is expected to decrease by approximately 45,000 tonnes due to lower mill throughput. The restart of Pend Oreille is expected to add 40,000 tonnes to zinc production. Our share of Antamina is expected to increase by approximately 5,000 tonnes and will partly offset the decline from the closure of Duck Pond in mid-2015. Refined zinc production from our Trail Operations in 2015 is expected to be in the range of 280,000 to 290,000 tonnes, compared with 277,000 tonnes produced in 2014.

Our mining operations use a significant amount of diesel fuel and our transportation costs are contractually linked to diesel prices. The significant decline in oil prices that began in the fourth quarter of 2014 is also expected to have a significant effect on our gross profit if current prices persist. Each US$1 change in the price of a barrel of oil has a $5 million effect on our operating costs.

Capital Expenditures
Our forecast of approved capital expenditures for 2015, before capitalized stripping costs, is expected to be approximately $1.6 billion and is summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Subtotal	Capitalized Stripping	Total

Coal	$100	$45	$–	$145	$490	$635
Copper	200	15	105	320	225	545
Zinc	180	–	–	180	60	240
Energy	–	–	910	910	–	910
Corporate	10	–	–	10	–	10
	$490	$60	$1,015	$1,565	$775	$2,340

New mine development includes $95 million for Quebrada Blanca Phase 2, $850 million for Fort Hills and $60 million on the Frontier oil sands project. The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans in 2015, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31 , 2014, $6.5 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Teck 2014 Management’s Discussion and Analysis

Other Information

British Columbia Carbon Tax
The Province of B.C. imposes a carbon tax on virtually all fossil fuels used in B.C. at a tax rate of $30 per tonne of CO2-emission equivalent. For 2014, our seven B.C.-based operations incurred $51 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas.

Financial Instruments and Derivatives
We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction.

Critical Accounting Estimates and Judgments

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Management’s critical accounting estimates and judgments apply to the assessment of the impairment of assets, including goodwill, joint arrangements, the estimated recoverable reserves and resources, and the valuation of other assets and liabilities such as decommissioning and restoration provisions (DRP) and the accounting for income taxes.

Impairment Testing
Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. Impairment testing is based on discounted cash flow models prepared by internal experts with assistance from third-party advisors when required. Significant assumptions used include commodity prices, mineral reserves and resources, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. The inputs used are based on management’s best estimates of what an independent market participant would consider appropriate, and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of income and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit or group of cash-generating units acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each cash-generating unit or group of cash-generating units to which goodwill has been allocated. The recoverable amount of each cash-generating unit or group of cash-generating units is determined as the higher of its fair value less costs of disposal and its value in use.

Teck 2014 Management’s Discussion and Analysis

We have performed our annual goodwill impairment testing and did not identify any impairment losses. The recoverable amounts for our goodwill impairment testing were determined based on a fair value less costs of disposal basis. The fair value less costs of disposal was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants. Our annual goodwill impairment test resulted in the recoverable amount of Carmen de Andacollo exceeding its carrying value by approximately $492 million. The recoverable amount is most sensitive to commodity price assumptions and is based on an average of US$3.12 per pound for copper over the next three years escalating to a real long-term copper price of US$3.50 per pound. A 12% decrease in the long-term price assumption would result in the recoverable amount equalling the carrying value.

Our annual goodwill impairment test resulted in the recoverable amount of our coal operations exceeding their carrying value by approximately $7.5 billion. The recoverable amount is most sensitive to the long-term commodity price assumption and is based on a long-term coal price of US$185 per tonne. A 22% decrease in the long-term price assumption would result in the recoverable amount equalling the carrying value.

The recoverable amount for Quebrada Blanca significantly exceeded the carrying amount at the date of our annual impairment test.

Joint Arrangements
We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we consider decisions about activities such as managing the asset during its life, acquisition, expansion and dispositions of assets and financing, operating and capital decisions to be the most relevant. We may also consider activities including the approval of budgets, appointment of key management personnel, representation on the Board of Directors, and other items.

If we conclude that we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation is appropriate. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for

Teck 2014 Management’s Discussion and Analysis

both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Estimated Recoverable Reserves and Resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, amongst other factors.

Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could change the carrying value of assets, depreciation and impairment charges recorded in the income statement, and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions
The DRP are based on future cost estimates using information available at the balance sheet date. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that result in an obligation.

The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows, and the discount rate. The DRP requires other significant estimates and assumptions such as requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Current and Deferred Income Taxes
We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and

Teck 2014 Management’s Discussion and Analysis

sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and corresponding credit or charge to profit. Judgment is also required on the application of income tax legislation. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or timing of the payment of taxes. We provide for these differences, where known, based on management’s best estimate of the probable outcome of these matters.

Adoption of New Accounting Standards and Accounting Developments

Adoption of New Accounting Standards
We adopted IFRIC 21, Levies (IFRIC 21) on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes, which are accounted for under IAS 12, Income Taxes, or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property tax.

IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The adoption of IFRIC 21 did not affect our financial results or disclosures, as our analysis determined that no changes were required to our existing accounting treatment of levies.

Accounting Developments
New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is first required.

Revenue from Contracts with Customers
In May 2014, the IASB and the Financial Accounting Standards Board (FASB) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (U.S. GAAP). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) to replace IAS 18, Revenue and IAS 11, Construction Contracts and the related interpretations on revenue recognition.

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers, and improves the comparability of revenue from contracts with customers.

Teck 2014 Management’s Discussion and Analysis

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

Financial Instruments
IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income, and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedging section of the final IFRS 9 standard remains relatively unchanged from when the new hedging accounting section of IFRS 9 was first introduced in November 2013. The new hedge accounting model aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosure. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB have provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

Teck 2014 Management’s Discussion and Analysis

Other Information

Control Activities
For all changes to policies and procedures that have been identified relating to the above items, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. We have identified and implemented accounting process changes relating to the above new policies and these changes were not significant. We applied our existing control framework to the implementation of the new standards. All accounting policy changes and financial effects are subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities, Key Performance Measures and Information Systems
We do not expect the preceding changes to significantly affect our financial covenants or key ratios. The implementation of the above IFRS pronouncements is not expected to significantly impact our information systems.

Outstanding Share Data

As at February 17, 2015, there were 566,847,793 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 16,162,748 employee stock options outstanding, with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion are set out in the equity note to our 2014 consolidated financial statements.

Teck 2014 Management’s Discussion and Analysis

Contractual and Other Obligations

($ in millions)	Less than 1 Year	1–3 Years	4–5 Years	More than 5 Years	Total

Principal and interest payments on debt	$773	$1,449	$1,839	$11,094	$15,155
Operating leases	52	48	19	6	125
Capital leases	56	14	9	46	125
Road and port lease at Red Dog(1)	20	41	41	239	341
Minimum purchase obligations(2)
Concentrate, equipment and supply purchases	1,115	366	36	23	1,540
Shipping and distribution	291	143	79	102	615
Pension funding(3)	31	–	–	–	31
Other non-pension post-retirement benefits(4)	16	35	40	377	468
Decommissioning and restoration provision(5)	63	81	62	659	865
Other long-term liabilities(6)	15	37	17	10	79
Project commitments for the Fort Hills oil sands project(7)	850	755	–	–	1,605
	$3,282	$2,969	$2,142	$12,556	$20,949

Notes:
(1)
We lease road and port facilities from the Alaska Industrial Development and Export Authority through which we ship metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)
As at December 31, 2014, the company had a net pension asset of $129 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2014 in respect of defined benefit pension plans is $31 million. The timing and amount of additional funding after 2014 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.

(4)
We had a discounted, actuarially determined liability of $468 million in respect of other non-pension post-retirement benefits as at December 31, 2014. Amounts shown are estimated expenditures in the indicated years.

(5)
We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 6.61% and 7.61% and an inflation factor of 2.00%.

(6)	Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)
In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. In September 2007, we acquired an additional 5% interest, bringing our total interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of $5 billion of project expenditures after project spending reaches $2.5 billion. We are presently funding at this level. Thereafter, we are responsible for our 20% share of development costs.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2014.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent

Teck 2014 Management’s Discussion and Analysis

limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2014, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the U.S.

Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. Adjusted earnings per share is calculated by dividing the adjusted profit amount by our reported weighted average shares outstanding. We believe that disclosing these measures assists readers in understanding the cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio takes net debt and divides that by the sum of net debt plus total equity. These measures are disclosed as we believe they provide readers with information that allows them to assess our potential financing needs and capacity and the ability to meet our short- and long-term financial obligations.

These measures do not have standardized meanings under IFRS, may differ from those used by different issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Teck 2014 Management’s Discussion and Analysis

Reconciliation of Gross Profit Before Depreciation and Amortization
($ in millions)	2014	2013	2012

Gross profit	$1,528	$2,426	$3,524
Depreciation and amortization	1,344	1,233	983
Gross profit before depreciation and amortization	$2,872	$3,659	$4,507

Reported as:
Coal	$913	$1,729	$2,405
Copper
Highland Valley Copper	419	408	530
Antamina	450	596	682
Quebrada Blanca	118	121	115
Carmen de Andacollo	164	244	227
Duck Pond	16	19	42
Other	10	3	5
	$1,177	$1,391	$1,601
Zinc
Red Dog	638	418	440
Trail	142	112	59
Other	(1)	4	(2)
	$779	$534	$497

Energy	3	5	4
Gross profit before depreciation and amortization	$2,872	$3,659	$4,507

Reconciliation of Profit Attributable to Shareholders to EBITDA
($ in millions)	2014	2013	2012

Profit attributable to shareholders	$362	$961	$1,068
Finance expense net of finance income	300	326	477
Provision for income taxes	342	633	767
Depreciation and amortization	1,344	1,233	983
EBITDA	$2,348	$3,153	$3,295

Teck 2014 Management’s Discussion and Analysis

Quarterly Reconciliation
($ in millions)	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Profit attributable to shareholders	$129	$84	$80	$69	$232	$267	$143	$319

Finance expense net of finance income	80	78	74	68	71	82	86	87

Provision for income taxes	32	151	66	93	134	144	152	203

Depreciation and amortization	341	338	338	327	329	322	289	293
EBITDA	$582	$651	$558	$557	$766	$815	$670	$902

Teck 2014 Management’s Discussion and Analysis

Caution on Forward-Looking Information
This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document, include estimates, forecasts and statements as to management’s expectations with respect to, among other things, mine life, anticipated cost production at our business units and individual operations, costs at our business units and individual operations, our expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), our expectation that we should complete 2015 with over $1 billion in cash without any material change in our overall U.S. dollar debt level, plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including, but not limited to, those described in the discussions of our operations, the sensitivity of our profit to changes in commodity prices and exchange rates, the effect of potential production disruptions, the effect of changes in currency exchange rates, our expectations for the general market for our commodities, future trends for the company, costs associated with the Elk Valley Water Quality Plan and results of the initiative, timing of the closing of our Duck Pond mine, projected increase in Antamina production, the economic and production estimates for our Relincho project, our ability to continue our cost reduction initiative and the results of the initiative, timing of the re-filing of the SEIA for the Quebrada Blanca Phase 2 project, projected capital and operating costs for Fort Hills, as well as timing of first oil from the Fort Hills project, timing expectations regarding the Frontier review and permitting process, anticipated capital expenditures, the impact of the change in oil price on our operating expenses, our expectation that we will have access to cash and credit lines sufficient to meet our capital commitments and working capital needs, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs and levels of production, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. Statements concerning timing of the re-filing of our SEIA for the Quebrada Blanca Phase 2 project are based on assumptions regarding the permitting process of our existing project. Our selenium management plans are based on the assumptions, and subject to the factors, described under “Elk Valley Water Management”. Assumptions regarding the impact of operating costs to oil prices include assumptions regarding the amount of diesel fuel used in our operations and transporting our products, as well as an assumed Canadian dollar exchange rate of $1.20 against the U.S. dollar. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity

Teck 2014 Management’s Discussion and Analysis

and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. The impact of the price of oil on operating costs will be affected by the exchange rate between Canadian and U.S. dollars.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates, are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, filed on SEDAR and on EDGAR under cover of Form 40-F.

Teck 2014 Management’s Discussion and Analysis